Filed by ARRIS Group, Inc.
Commission File No. 0-31254
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: C-COR Incorporated
Commission File No. 0-10726
ARRIS ANNOUNCES EARLY TERMINATION OF THE
HART-SCOTT-RODINO WAITING PERIOD
FOR ACQUISITION OF C-COR
Company also sets Record Date for
Special Meeting of ARRIS shareholders
Suwanee, Ga. (October 29, 2007) ARRIS Group, Inc. (NASDAQ:ARRS), a global communications technology leader in the development of advanced cable telephony and next generation high-speed data and video solutions across the broadband local access network, announced today that it has received notification from the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 has been granted in connection with proposed acquisition of C-COR Incorporated (NASDAQ: CCBL). The merger remains subject to satisfaction of other conditions, including approval of the shareholders of both ARRIS and C-COR.
ARRIS has set November 7, 2007, as the record date for the special meeting of its shareholders to approve the issuance of the shares of ARRIS common stock in the merger. The special meeting of ARRIS shareholders will be held on Friday, December 14, 2007. ARRIS and C-COR intend to close the merger promptly following the satisfaction or waiver of all conditions to the merger.
ARRIS provides broadband local access networks with innovative next generation high-speed data and telephony systems for the delivery of voice, video and data to the home and business. ARRIS’ complete solutions enhance the reliability and value of converged services from the network to the subscriber. Headquartered in Suwanee, Georgia, USA, ARRIS has design, engineering, distribution, service and sales office locations throughout the world. Information about ARRIS’ products and services can be found at www.arrisi.com.
Forward-Looking Statements
Any statements made in this press release regarding the proposed combination between ARRIS Group, Inc. and C-COR Incorporated, including the expected timetable for completing the merger, that are not historical fact are forward-looking statements, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “thinks,” “hopes,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of ARRIS and C-COR. Such statements include, but are not limited to, statements about the various conditions and approvals necessary for completion of the merger and the likelihood that such conditions will be satisfied and the timing of the transaction. There is no assurance the merger will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following excerpts are expressly qualified by information contained in each company’s filings with the SEC.
The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required third party approvals of the merger on the proposed terms and schedule and the failure of ARRIS or C-COR shareholders to approve the merger. Additional factors that could cause ARRIS’ results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by ARRIS with the SEC and available at the SEC’s Internet site www.sec.gov. ARRIS does not undertake and specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.
Additional Information and Where to Find It
In connection with the proposed combination of ARRIS and C-COR, ARRIS has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of C-COR and a proxy statement and prospectus of ARRIS. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction, because it contains important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ARRIS and C-COR, without charge, at the SEC’s internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to ARRIS Group Inc, 3871 Lakefield Drive, Suwanee, Georgia 30024, Attention: Investor Relations (678) 473-2647, or to C-COR, 60 Decibel Road, State College, Pennsylvania 16801, Attention: Director of Investor Relations (800) 233-2267 ext. 4402.
Participants in the Solicitation
ARRIS, C-COR and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding ARRIS’ directors and executive officers is available in the Proxy Statement with respect to ARRIS’ 2007 Annual Meeting of Stockholders filed by ARRIS with the SEC on April 9, 2007. Information regarding C-COR’s directors and executive officers is available in C-COR’s Annual Report on Form 10-K, as amended by C-COR on October 11, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
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